                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K


               (X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                   For the Fiscal Year Ended December 31, 2001

                                       OR


             ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         Commission File Number 1-13105



                               Title of the Plan -

                      ARCH COAL, INC. EMPLOYEE THRIFT PLAN



                Name and Address of the issuer of the Securities
                           Held Pursuant to the Plan -

                                 Arch Coal, Inc.
                         One CityPlace Drive, Suite 300
                            St. Louis, Missouri 63141

                        FINANCIAL STATEMENTS AND EXHIBITS


Financial Statements and Schedule

     Independent Auditors' Report

     Statements of Net Assets Available for Benefits

     Statement of Changes in Net Assets Available for Benefits

     Notes to Financial Statements

     Schedule of Assets Held for Investment Purposes at End of Year

Exhibits:

         23.1     Consent of Rubin, Brown, Gornstein & Co. LLP, Independent
                  Auditors

         23.2     Consent of Stone Carlie & Company, L.L.C., Independent
                  Auditors


================================================================================

                                 ARCH COAL, INC.
                              EMPLOYEE THRIFT PLAN
                              FINANCIAL STATEMENTS
                                DECEMBER 31, 2001


================================================================================

CONTENTS
--------------------------------------------------------------------------------

                                                                                             PAGE
INDEPENDENT AUDITORS' REPORTS

    Independent Auditors' Report of Rubin, Brown, Gornstein & Co. LLP...........................1
    Independent Auditors' Report of Stone Carlie & Company, L.L.C...............................2

FINANCIAL STATEMENTS

    Statement Of Net Assets Available For Plan
        Benefits................................................................................3

    Statement Of Changes In Net Assets Available
        For Plan Benefits.......................................................................4

    Notes To Financial Statements..........................................................5 - 11


SUPPLEMENTARY INFORMATION

    Independent Auditors' Report On Supplementary
        Information............................................................................12

    Schedule Of Assets Held For Investment Purposes............................................13

                          INDEPENDENT AUDITORS' REPORT


To the Trustees
Arch Coal, Inc. Employee Thrift Plan
St. Louis, Missouri


We have audited the accompanying statement of net assets available for plan benefits of the Arch Coal, Inc. Employee Thrift Plan as of December 31, 2001 and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits at December 31, 2001, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.



/S/ Rubin, Brown, Gornstein & Co. LLP
Rubin, Brown, Gornstein & Co. LLP
St. Louis, Missouri

June 15, 2002

                          INDEPENDENT AUDITORS' REPORT


To the Administrator
Arch Coal, Inc. Employee Thrift Plan


We have audited the accompanying statement of net assets available for benefits of the Arch Coal, Inc. Employee Thrift Plan as of December 31, 2000. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.


/S/ Stone Carlie & Company, L.L.C.
----------------------------------
Stone Carlie & Company, L.L.C.

St. Louis, Missouri
June 29, 2001

                      ARCH COAL, INC. EMPLOYEE THRIFT PLAN
--------------------------------------------------------------------------------
               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                                      DECEMBER 31,
                                                          -----------------------------------
                                                               2001                2000
                                                          ----------------   ----------------
ASSETS
   INVESTMENTS, AT FAIR VALUE (NOTE 3)
      Money market                                        $      1,543,086   $      1,871,673
      Mutual funds and common/collective fund                  119,599,522        137,282,041
      Guaranteed investment account                             50,853,111         47,962,022
      Company stock                                             16,289,419          7,162,090
      Participant loans (Note 4)                                 9,924,227         11,101,500
      CSFB Direct securities account                             8,809,499          9,790,373
                                                          ----------------   ----------------
         TOTAL INVESTMENTS                                     207,018,864        215,169,699
                                                          ----------------   ----------------
   RECEIVABLES
      Salary deferral contributions                                     --            502,688
      Employer contributions                                            --            353,233
                                                          ----------------   ----------------
         TOTAL RECEIVABLES                                              --            855,921
                                                          ----------------   ----------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS                    $    207,018,864   $    216,025,620
                                                          ================   ================


--------------------------------------------------------------------------------
See the accompanying notes to financial statements.                      Page 3

                      ARCH COAL, INC. EMPLOYEE THRIFT PLAN
--------------------------------------------------------------------------------
                       STATEMENT OF CHANGES IN NET ASSETS
                           AVAILABLE FOR PLAN BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 2001


ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   INVESTMENT INCOME (LOSS) (NOTE 3)
      Dividends and interest                                        $      5,501,477
      Net depreciation in fair value of investments                      (21,381,000)
                                                                    ----------------
         NET INVESTMENT INCOME (LOSS)                                    (15,879,523)
                                                                    ----------------
   CONTRIBUTIONS
      Salary deferral contributions                                       12,433,338
      Employer contribution                                                9,677,607
      Employee after-tax contribution                                      1,413,284
      Rollover contribution                                                  710,788
                                                                    ----------------
         TOTAL CONTRIBUTIONS                                              24,235,017
                                                                    ----------------
         TOTAL ADDITIONS                                                   8,355,494

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

   Benefits paid directly to participants                                 17,362,250
                                                                    ----------------

         NET DECREASE                                                     (9,006,756)

NET ASSETS AVAILABLE FOR PLAN BENEFITS -

   BEGINNING OF YEAR                                                     216,025,620
                                                                    ----------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS -
   END OF YEAR                                                      $    207,018,864
                                                                    ================




--------------------------------------------------------------------------------
See the accompanying notes to financial statements.                      Page 4

                      ARCH COAL, INC. EMPLOYEE THRIFT PLAN
--------------------------------------------------------------------------------
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000

1.       DESCRIPTION OF THE PLAN

         The Arch Coal, Inc. Employee Thrift Plan was established by Arch Coal, Inc. for the benefit of the eligible employees of the Company, its subsidiaries and controlled affiliates.

         The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

         Certain provisions of the Plan as described below do not apply to or have been modified for certain subsidiaries and affiliates of the Company.

         GENERAL

         The Plan, which has been adopted by Arch Coal, Inc. is a defined contribution profit sharing plan which includes a 401(k) provision. The Plan covers all full-time salaried employees, all full-time nonunion hourly employees, and certain union employees where specified by applicable collective bargaining agreements of the Company, its subsidiaries, and any controlled affiliates that elect to participate in the Plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

         CONTRIBUTIONS

         Participants may elect to defer between 1 percent and 17 percent of compensation, depending upon the location of the employee. The percentage of employer match or nondiscretionary contribution also depends upon the location.

         PARTICIPANT ACCOUNTS

         Each participant's account is credited with the participant's contributions, the employer's matching contribution, if applicable, or employer non-discretionary contribution, if applicable, and an allocation of Plan earnings. The allocation of earnings is determined by the earnings of the participant's investment selection based on each participant's account balance, as defined in the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

         VESTING

         Participants are fully vested in their contributions plus actual earnings. All eligible employees of the Company at December 31, 1997 became fully vested in the Plan. Eligible employees hired subsequent to December 31, 1997 vest in Company contributions and earnings upon the completion of three full and consecutive years of service.



--------------------------------------------------------------------------------

ARCH COAL, INC. EMPLOYEE THRIFT PLAN
--------------------------------------------------------------------------------
Notes To Financial Statements (Continued)

         All participants become fully vested upon death while employed, total disability, or normal retirement age, regardless of the number of months of participation.

         NOTES RECEIVABLE - PARTICIPANTS

         Active participants, with some exceptions, may borrow from their fund accounts a minimum of $500 or up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balances. Loan terms range from one to five years or longer for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at the prime rate listed in the Wall Street Journal on the day the loan is processed. Principal and interest is paid ratably through payroll deductions.

         PAYMENT OF BENEFITS

         Upon death, termination of service, or attainment of age 70-1/2, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, a single annuity, a joint and survivorship annuity with various survivor options or a series of installment payments.

         FORFEITED ACCOUNTS

         Forfeited amounts of employer contributions are used to offset future company matching contributions of the Plan. At December 31, 2001, forfeited amounts available to reduce future company contributions were $185,074.

         INVESTMENT OPTIONS

         Participants may direct the investment of their entire account balance among the following investment options:

                AMERICAN CENTURY INCOME & GROWTH FUND

                This fund seeks capital growth. The fund typically invests at least 90% of assets in equities selected for their appreciation potential. The majority of these securities are common stocks issued by companies that meet management's standards for earnings and revenue growth. The fund may only purchase securities of companies that have operated more than 3 years.

                ARCH COAL, INC. COMMON STOCK

                Funds are invested in Arch Coal, Inc. common stock.



--------------------------------------------------------------------------------

ARCH COAL, INC. EMPLOYEE THRIFT PLAN
--------------------------------------------------------------------------------
Notes To Financial Statements (Continued)

                BARCLAY'S LIFEPATH 2010

                This fund seeks total return for investors retiring near the year 2010. The fund uses an asset allocation approach. The allocation changes become more conservative as the fund nears its maturation. The fund allocates among securities contained in various domestic and foreign indexes.

                BARCLAY'S LIFEPATH 2020

                This fund seeks total return for investors retiring near the year 2020. Asset allocation is the same as the Barclay's Lifepath 2010 as noted above.

                BARCLAY'S LIFEPATH 2030

                This fund seeks total return for investors retiring near the year 2030. Asset allocation is the same as the Barclay's Lifepath 2010 as noted above.

                BARCLAY'S LIFEPATH 2040

                This fund seeks total return for investors retiring near the year 2040. The fund uses an asset allocation approach with a neutral mix consisting of 100% equities. Otherwise, asset allocation is the same as the Barclay's Lifepath 2010 as noted above.

                CSFB DIRECT PERSONAL CHOICE RETIREMENT ACCOUNT

                This is an option wherein a plan participant can invest directly in equity and debt securities through a CSFB Direct brokerage account.

                FRANKLIN TEMPLETON BALANCE SHEET FUND

                This fund invests in common stocks, preferred stocks, and debt securities and seeks high total return and long-term growth by following a value-oriented investment approach.

                PRIMCO STABLE VALUE FUND

                This is a guaranteed investment account which is separately managed for Arch Coal, Inc. The fund invests in long-term investment contracts issued by a variety of insurance carriers, collective trusts, pooled separate accounts, and money market funds. The objective of this fund is to generate current income, while providing protection against loss of capital.

                PIMCO TOTAL RETURN FUND

                This fund seeks a total return consistent with preservation of capital. The fund invests at least 65% of assets in debt securities, including U.S. government securities, corporate bonds, and mortgage-related securities.



--------------------------------------------------------------------------------

ARCH COAL, INC. EMPLOYEE THRIFT PLAN
--------------------------------------------------------------------------------
Notes To Financial Statements (Continued)

                PUTNAM BALANCED FUND

                This fund invests in a combination of stocks and bonds and seeks to provide current income and the opportunity for long-term growth.

                PUTNAM GROWTH OPPORTUNITIES FUND

                This fund principally invests in growth stocks of large U.S. companies. It may invest in foreign securities, preferred stocks, convertible securities, debt instruments, and derivatives. The fund invests in securities that the advisor believes will benefit from long-term economic trends.

                PUTNAM INTERNATIONAL GROWTH FUND

                This fund invests primarily in common stocks of foreign companies and seeks long-term growth subject to the volatility inherent in international investing.

                PUTNAM MONEY MARKET FUND

                This fund seeks a high rate of current income. This fund invests in instruments that are high quality and have short-term maturity.

                PUTNAM OTC EMERGING GROWTH FUND

                This fund seeks capital appreciation. The fund normally invests at least 65% of assets in stocks issued by companies that are in early stages of development and have records of profitability. It may invest up to 20% of assets in foreign securities.

                PUTNAM S&P 500 INDEX

                This fund invests in a broad portfolio of common stocks and seeks to track the performance of the Standard & Poor's 500 Index.

                PUTNAM VISTA FUND

                This fund invests primarily in common stocks of U.S. companies, with a focus on growth stocks. The fund invests mainly in mid-sized companies. It can invest in foreign securities and options and futures.


--------------------------------------------------------------------------------

ARCH COAL, INC. EMPLOYEE THRIFT PLAN
--------------------------------------------------------------------------------
Notes To Financial Statements (Continued)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         ESTIMATES AND ASSUMPTIONS

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         BASIS OF ACCOUNTING

         The financial statements of the Plan are prepared under the accrual method of accounting.

         INVESTMENT VALUATION AND INCOME RECOGNITION

         Investments in mutual funds are valued at reported net asset value at December 31 as determined by the fund manager.

         Investment income is recorded as earned on the accrual basis.

         PAYMENT OF BENEFITS

         Benefits are recorded when paid.



--------------------------------------------------------------------------------

ARCH COAL, INC. EMPLOYEE THRIFT PLAN
--------------------------------------------------------------------------------
Notes To Financial Statements (Continued)

3.       INVESTMENTS

         The Company has established a Pension Committee to oversee the activities of the Plan and has appointed the Vice President - Human Resources as the Plan Administrator. Fleet Bank is the trustee for the Plan and Putnam Fiduciary Trust Company is the Plan recordkeeper.

         Investments at fair value as of December 31, 2001 and 2000 consist of the following:

                                                                               DECEMBER 31,
                                                                    ----------------------------------
                                                                          2001               2000
                                                                    ---------------    ---------------
               PUTNAM MONEY MARKET FUND                             $     1,543,086    $     1,871,673
                                                                    ---------------    ---------------
               MUTUAL FUNDS AND COMMON COLLECTIVE FUND
                  American Century Income & Growth Fund                  28,146,653*        32,641,458*
                  Barclay's Lifepath 2010                                   160,372                 --
                  Barclay's Lifepath 2020                                   488,589                 --
                  Barclay's Lifepath 2030                                   130,407                 --
                  Barclay's Lifepath 2040                                   201,744                 --
                  Franklin Templeton Balance Sheet Fund                   9,063,457          5,592,057
                  PIMCO Total Return Fund                                10,070,589          6,148,091
                  Putnam Balanced Fund                                   14,858,769*        20,292,812*
                  Putnam Growth Opportunities Fund                       19,755,092*        30,894,110*
                  Putnam International Growth Fund                        9,152,343         11,192,064
                  Putnam OTC Emerging Growth Fund                         1,589,311                 --
                  Putnam S&P 500 Index                                   18,990,294*        21,555,278*
                  Putnam Vista Fund                                       6,991,902          8,966,171
                                                                    ---------------    ---------------
                        TOTAL MUTUAL FUNDS AND
                           COMMON/COLLECTIVE FUND                       119,599,522        137,282,041
                                                                    ---------------    ---------------

               ARCH COAL, INC. COMMON STOCK                              16,289,419          7,162,090
                                                                    ---------------    ---------------
               CSFB DIRECT PERSONAL CHOICE RETIREMENT
                    ACCOUNT                                               8,809,499          9,790,373
                                                                    ---------------    ---------------
               PRIMCO STABLE VALUE FUND                                  50,853,111*        47,962,022*
                                                                    ---------------    ---------------
               PARTICIPANT LOANS                                          9,924,227         11,101,500
                                                                    ---------------    ---------------
                                                                    $   207,018,864    $   215,169,699
                                                                    ===============    ===============


* Investment represents 5 percent or more of net assets at the beginning of the respective Plan year.



--------------------------------------------------------------------------------

ARCH COAL, INC. EMPLOYEE THRIFT PLAN
--------------------------------------------------------------------------------
Notes To Financial Statements (Continued)

         CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS:

                                                          FOR THE YEAR ENDED
                                                          DECEMBER 31, 2001
                                                          ------------------
INVESTMENT INCOME (LOSS):
   Dividends and interest                                 $      5,501,477
   Net depreciation in fair value of investments               (21,381,000)
                                                          ----------------
NET INVESTMENT INCOME (LOSS)                              $    (15,879,523)
                                                          ================

         Interest income on the Primco Stable Value Fund is calculated and credited daily based on the aggregate contract yield of the underlying investments. The investment contracts included in this fund had an average yield of 5.52% for the year ended December 31, 2001. The average crediting interest rate was 5.87% at December 31, 2001. The fair value of the investment contract was $50,853,111 at December 31, 2001.


4.       NOTES RECEIVABLE - PARTICIPANTS

         Notes receivable are secured by participants' vested balances. The notes are due in bi-weekly payments including principal and interest at varying rates reflective of the prime rate as of the time of issue. The final installments are due at various dates.


5.       PLAN TERMINATION

         Although it has not expressed intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.


6.       TAX STATUS

         The Plan obtained its latest determination letter on August 9, 1996 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended during 2001 to incorporate language required by the passing of certain laws, commonly referred to as "GUST." The Plan Administrator has filed for a determination letter for the Plan as amended. The Plan Administrator and the Plan's tax counsel believe the Plan is correctly designed and operated with the applicable requirements of the Internal Revenue Code. Therefore, the Plan Administrator believes the Plan was qualified and the related trust tax exempt.


--------------------------------------------------------------------------------

            INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION


Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of assets held for investment purposes is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary data required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/S/ Rubin, Brown, Gornstein & Co. LLP
Rubin, Brown, Gornstein & Co. LLP
St. Louis, Missouri

June 15, 2002

                      ARCH COAL, INC. EMPLOYEE THRIFT PLAN
--------------------------------------------------------------------------------
                           E.I.N. 43-0921172 PLAN 006
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 2001

                                                                                                            CURRENT
IDENTITY OF ISSUER                         DESCRIPTION OF INVESTMENT                                         VALUE
------------------                         -------------------------                                ---------------------
MONEY MARKET
   Putnam Investments*                     Putnam Money Market Fund                                         $  1,543,086
                                                                                                    ---------------------
MUTUAL FUNDS AND COMMON/COLLECTIVE FUND
   American Fund Corporation*              American Century Income & Growth Fund                              28,146,653
   Barclay Global Investors                Barclay's Lifepath 2010                                               160,372
   Barclay Global Investors                Barclay's Lifepath 2020                                               488,589
   Barclay Global Investors                Barclay's Lifepath 2030                                               130,407
   Barclay Global Investors                Barclay's Lifepath 2040                                               201,744
   Franklin Investments                    Franklin Templeton Balance Sheet Fund                               9,063,457
   PIMCO Investments*                      PIMCO Total Return Fund                                            10,070,589
   Putnam Investments*                     Putnam Balanced Fund                                               14,858,769
   Putnam Investments*                     Putnam Growth Opportunities Fund                                   19,755,092
   Putnam Investments*                     Putnam OTC Emerging Growth Fund                                     1,589,311
   Putnam Investments*                     Putnam International Growth Fund                                    9,152,343
   Putnam Investments*                     Putnam S&P 500 Index                                               18,990,294
   Putnam Investments*                     Putnam Vista Fund                                                   6,991,902
                                                                                                    ---------------------

TOTAL MUTUAL FUNDS AND COMMON/COLLECTIVE FUND                                                                119,599,522

COMMON STOCK

   Arch Coal, Inc.*                        Common stock                                                       16,289,419

PARTICIPANT DIRECTED BROKERAGE ACCOUNTS

   CSFB                                    CSFB Direct Personal Choice

                                              Retirement Account (Participants

                                              Directed Brokerage Accounts)                                     8,809,499
                                                                                                    ---------------------
Balance Carried Forward                                                                                      146,241,526
                                                                                                    ---------------------

* Represents party-in-interest

         The above information is a required disclosure for IRS Form 5500, Schedule H, Part IV, line 4i.



--------------------------------------------------------------------------------

                      ARCH COAL, INC. EMPLOYEE THRIFT PLAN
--------------------------------------------------------------------------------
                           E.I.N. 43-0921172 PLAN 006
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 2001


                                                                                                          CURRENT
IDENTITY OF ISSUER                                         DESCRIPTION OF INVESTMENT                       VALUE
------------------                                         -------------------------              --------------------
BALANCE BROUGHT FORWARD                                                                                  $ 146,241,526
                                                                                                  --------------------
GUARANTEED INVESTMENT ACCOUNT -
  PRIMCO STABLE VALUE FUND
   Allstate Life Insurance Company                         Synthetic GIC                                     3,649,757
   Allstate Life Insurance Co. Wrapper                     Synthetic GIC                                      (210,299)
   Bank of America NT & SA                                 103-12IE                                          3,748,990
   Bank of America NT & SA Wrapper                         103-12IE                                            (29,961)
   John Hancock Life Insurance                             PSA                                               4,135,345
   John Hancock Life Insurance Wrapper                     PSA                                                (146,106)
   JP Morgan Chase Bank                                    103-12IE                                          7,548,100
   JP Morgan Chase Bank Wrapper                            103-12IE                                            (88,596)
   Monumental Life Insurance Company                       Synthetic GIC                                     3,998,096
   Monumental Life Insurance Company Wrapper               Synthetic GIC                                      (119,890)
   Monumental Life Insurance Company                       103-121E                                          2,190,201
   Monumental Life Insurance Company Wrapper               103-12IE                                            (12,730)
   State Street Bank & Trust                               Synthetic GIC                                     3,776,897
   State Street Bank & Trust Wrapper                       Synthetic GIC                                       (19,316)
   State Street Bank & Trust                               103-12IE                                          4,476,752
   State Street Bank & Trust Wrapper                       103-12IE                                           (103,149)
   UBS AG                                                  Synthetic GIC                                     6,618,943
   UBS AG Wrapper                                          Synthetic GIC                                      (195,763)
   Boston Company                                          Common/Collective Trust                           4,114,320
   Bus Men's Assur-MBIA Insd                               GIC                                               1,513,213
   GE Life & Annuity Assurance Company                     GIC                                               1,733,112
   Jackson National Life                                   GIC                                               1,004,717
   Monumental Life Insurance Company                       GIC                                               1,730,000
   Security Life of Denver                                 GIC                                               1,306,403
   Other                                                   Temporary Investments                               234,075
                                                                                                  --------------------
GUARANTEED INVESTMENT ACCOUNT                                                                               50,853,111
                                                                                                  --------------------
                                                            Notes Receivable

PARTICIPANT LOANS                                                                                            9,924,227
                                                                                                   -------------------
                                                                                                         $ 207,018,864
                                                                                                   ===================




--------------------------------------------------------------------------------

                                 SIGNATURE PAGE



Pursuant to the requirements of the Securities Exchange Act of 1934, the duly authorized Plan Administrator has executed this annual report.


                                          ARCH COAL, INC. EMPLOYEE THRIFT PLAN

Date: June 28, 2002                       By: /s/ Bradley M. Allbritten
      ------------                           ----------------------------------
                                             Bradley M. Allbritten
                                             Plan Administrator

                                INDEX TO EXHIBITS

EXHIBIT
NUMBER             DESCRIPTION
-------            -----------
23.1               Consent of Rubin, Brown, Gornstein & Co. LLP,
                   Independent Auditors

23.2               Consent of Stone Carlie & Company, L.L.C.,
                   Independent Auditors